SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated September 9, 2003



                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



                  Indicate by check mark whether the Registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


                       Indicate by check mark whether the
                    Registrant by furnishing the information
                     contained in this form is also thereby
                                   furnishing
                        the information to the Commission
                           pursuant to Rule 12g3-2(b)
                          under the Securities Exchange
                                  Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1. Announcement regarding share repurchases from the market dated September 8, 2003.

2. Announcement regarding the results of share repurchase through ToSTNeT-2 dated September 9, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KABUSHIKI KAISHA MILLEA HOLDINGS
                                          (Millea Holdings, Inc.)


September 9, 2003                         By: /s/ TETSUYA UNNO
                                              ----------------------------------
                                              General Manager of Corporate Legal
                                              and Risk Management Department

(English translation)

September 8, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

            Announcement regarding share repurchases from the market
            --------------------------------------------------------


Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1. Period in which repurchases were made: From August 5, 2003 through September 5, 2003.

2. Number of shares repurchased: 11,967 shares.

3. Aggregate purchase price of shares: 14,127,610,000 yen

4. Method of repurchase:
  Purchased through the Tokyo Stock Exchange.

(For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.
(a) Class of shares to be repurchased: Common stock of Millea Holdings.
(b) Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)
(c) Aggregate purchase price of shares: Up to 100 billion yen.

2. Status as of August 8, 2003.
(a) Aggregate number of shares repurchased: 21,950 shares.
(b) Aggregate purchase price of shares: 24,812,769,000 yen

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

(English translation)

September 9, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

    Announcement regarding the results of share repurchase through ToSTNeT-2
    ------------------------------------------------------------------------


Millea Holdings, Inc. (Millea Holdings) announced today that it has repurchased its own shares through ToSTNeT-2 as announced the day before (September 8, 2003), pursuant to Article 210 of the Commercial Code. The details are as follows.

1. Class of shares repurchased: Shares of common stock of Millea Holdings.

2. Number of shares repurchased: 6,397 shares.

3. Purchase price: 1,200,000 yen per share.

4. Aggregate purchase price: 7,676,400,000 yen.

5. Date of repurchase: September 9, 2003.

6. Method of repurchase:
   Purchased through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders).

(For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.
(a) Class of shares to be repurchased: Common stock of Millea Holdings.
(b) Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)
(c) Aggregate purchase price of shares: Up to 100 billion yen.

2. Status as of September 9, 2003.
(a) Aggregate number of shares repurchased: 28,347 shares.
(b) Aggregate purchase price of shares: 32,489,169,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341